SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D
                            (Amendment No. 5)

                Under the Securities Exchange Act of 1934


                         The Panda Project, Inc.
                            (Name of Issuer)


                      Common Stock, par value $.01
                     (Title of Class of Securities)


                               69833F-10-4
                  (CUSIP Number of Class of Securities)


                            May A. Anis, C.A.
                           Secretary-Treasurer
                     Helix Investments (Canada) Inc.
                       70 York Street, Suite 1700
                        Toronto, Ontario, Canada
                                 M5J 1S9
                             (416) 367-1290
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                                Copy to:

                          Oliver M. Budde, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                        New York, New York 10022
                             (212) 735-3000


                              July 25, 1997
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or(4), check the following: ( )

Check the following box if a fee is being paid with this Statement:  ( )





                                 SCHEDULE 13D

     CUSIP No. 69833F-10-4
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Donald C. Webster
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (  )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          AF
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
                                        1,522,449 (including 254,348
                                        acquirable upon exercise of
           NUMBER OF                    Warrants)
            SHARES                 -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -----------------------------------
           REPORTING               (9)  SOLE DISPOSITIVE POWER
            PERSON                      1,522,449 (including 254,348
             WITH                       acquirable upon exercise of
                                        Warrants)
                                   -----------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,449 (including 254,348 acquirable upon exercise of Warrants)

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.0%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IN
     -----------------------------------------------------------------





                                 SCHEDULE 13D

     CUSIP No. 69833F-10-4
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Helix Investments (Canada) Inc.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)  (  )
                                                          (b)  (  )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          AF
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
                                        1,522,449 (including 254,348
                                        acquirable upon exercise of
           NUMBER OF                    Warrants)
            SHARES                 -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -----------------------------------
           REPORTING               (9)  SOLE DISPOSITIVE POWER
            PERSON                      1,522,449 (including 254,348
             WITH                       acquirable upon exercise of
                                        Warrants)
                                   -----------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,449 (including 254,348 acquirable upon exercise of Warrants)

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                               (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.0%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          HC, CO
     -----------------------------------------------------------------





                                 SCHEDULE 13D

     CUSIP No. 69833F-10-4
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Helix (PEI) Inc.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)  (  )
                                                          (b)  (  )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          WC, AF
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
                                        1,522,449 (including 254,348
                                        acquirable upon exercise of
           NUMBER OF                    Warrants)
            SHARES                 -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -----------------------------------
           REPORTING               (9)  SOLE DISPOSITIVE POWER
            PERSON                      1,522,449 (including 254,348
             WITH                       acquirable upon exercise of
                                        Warrants)
                                   -----------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,449 (including 254,348 acquirable upon exercise of Warrants)

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                               (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.0%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IV, CO
     -----------------------------------------------------------------





                                 SCHEDULE 13D

     CUSIP No. 69833F-10-4
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Philippi Investments Inc.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          (a)  (  )
                                                          (b)  (  )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          AF, WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
                                        1,325,601 (including 200,000
                                        acquirable upon exercise of
           NUMBER OF                    Warrants)
            SHARES                 -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -----------------------------------
           REPORTING               (9)  SOLE DISPOSITIVE POWER
            PERSON                      1,325,601 (including 200,000
             WITH                       acquirable upon exercise of
                                        Warrants)
                                   -----------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        0
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,601 (including 200,000 acquirable upon exercise of Warrants)

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                 (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IV, CO
     -----------------------------------------------------------------




This filing constitutes the first electronically filed Amendment to
Schedule 13D filed by the Reporting Persons (as defined below), and therefore restates the Schedule 13D of such Reporting Persons in its entirety.

In July 1997, Helix (PEI) Inc. ("Helix PEI") acquired 142,500 Shares. See Exhibit 2 hereto.

Therefore, the Schedule 13D filed by Helix PEI on February 7, 1995, as amended by an Amendment No. 1 to Schedule 13D filed by Donald C. Webster, Helix Investments (Canada) Inc. ("Helix Canada," and together with Donald C. Webster, Helix PEI and Philippi Investments Ltd. ("Philippi"), the "Reporting Persons," and each a "Reporting Person") on February 12, 1996, as amended by an Amendment No. 2 to Schedule 13D filed by the Reporting Persons on March 12, 1996, as amended by an Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 15, 1996, as amended by an Amendment No. 4 to Schedule 13D filed by the Reporting Persons on August 12, 1996, is hereby further amended and restated in its entirety as follows:

ITEM 1.  SECURITY AND ISSUER

Item 1 is restated as follows:

This Schedule 13D relates to the Common Stock, par value $.01 (the "Shares") issued by The Panda Project, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 6421 Congress Avenue, Suite 114, Boca Raton, Florida 33847.

ITEM 2.  IDENTITY AND BACKGROUND OF REPORTING PERSONS

Item 2 is restated as follows:

The persons filing this Schedule 13D are the Reporting Persons named above. Information regarding each Reporting Person is set forth below.

Donald C. Webster's present principal occupation is as Chairman of the Board and President of Helix Canada. The principal business and address of Helix Canada (i.e., Mr. Webster's business address) are disclosed in the next paragraph. Mr. Webster is a citizen of Canada.

Helix Canada is a corporation organized and existing under the laws of Canada with its principal office and business address located at 70 York Street, Suite 1700, Toronto, Ontario, Canada, M5J 1S9. The principal business of Helix Canada is as an investment holding company. Donald C. Webster is the holder of approximately 44.1% of the equity of, and Chairman of the Board and President of, Helix Canada.

Helix PEI is a corporation organized and existing under the laws of Canada with its principal office and business address located at 20 Great George Street, Charlottetown, Prince Edward Island, Canada, C1A 7L1. The principal business of Helix PEI is venture capital investing. Donald C. Webster is the Chairman of the Board and President of, and Helix Canada is the holder of 100% of the equity of, Helix PEI.

Philippi is a corporation organized and existing under the laws of Bermuda with its principal office and business address located at 37 Church Street, Hamilton HM 12, Bermuda. The principal business of
Philippi is as an investment holding company. Helix PEI is the holder of 100% of the equity of Philippi.

Information responsive to Item 2 of Schedule 13D, as required by General Instruction C thereof, with respect to the directors and executive officers of Helix Canada (excluding Donald C. Webster, the "Helix Canada Covered Persons"), the directors and executive officers of Helix PEI (excluding Donald C. Webster, the "Helix PEI Covered Persons"), and the directors and executive officers of Philippi (the "Philippi Covered Persons," and together with the Helix Canada Covered Persons and the Helix PEI Covered Persons, the "Covered Persons," and each a "Covered Person") is contained in Exhibit 1 annexed hereto and incorporated herein by reference. Each Helix PEI Covered Person is also a Helix Canada Covered Person.

Helix Canada affirms that there are no persons who may be deemed to control Helix Canada other than Donald C. Webster and the Helix Canada Covered Persons. Helix PEI affirms that there are no persons who may be deemed to control Helix PEI other than Donald C. Webster, Helix Canada, the Helix Canada Covered Persons and the Helix PEI Covered Persons. Philippi affirms that there are no persons who may be deemed to control Philippi other than Donald C. Webster, Helix Canada, the Helix Canada Covered Persons, Helix PEI, the Helix PEI Covered Persons and the Philippi Covered Persons.

Since September 2, 1992, each Reporting Person and, to the knowledge of the Reporting Persons, each Covered Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is restated as follows:

The aggregate purchase price of the "Helix PEI Shares" (defined as the 142,500 Shares owned of record by Helix PEI and reported herein as being owned by Donald C. Webster, Helix Canada and Helix PEI) was approximately US$423,495, exclusive of commissions.

The aggregate purchase price of the "Helix PEI Warrants" (defined as the warrants which are exercisable for the "Helix PEI Warrant Shares"
(defined as the 171,022 Shares acquirable upon exercise of the Helix PEI Warrants, owned of record by Helix PEI and reported herein as being owned by Donald C. Webster, Helix Canada and Helix PEI)) was approximately US$1,509, exclusive of commissions.

The aggregate purchase price of the "Philippi Shares" (defined as the 1,125,601 Shares owned of record by Philippi and reported herein as being owned by each Reporting Person) was approximately US$13,045,766, exclusive of commissions.

The "Philippi Warrants" (defined as the warrants which are exercisable for the "Philippi Warrant Shares" (defined as the 200,000 Shares acquirable upon exercise of the Philippi Warrants, owned of record by Philippi and reported on herein as being owned by each Reporting
Person)) were granted to Philippi in connection with a private placement sale of Shares to Philippi.

The Helix PEI Shares were purchased by Helix PEI with working capital of Helix PEI.

The Helix PEI Warrants were purchased by Helix PEI with working capital of Helix PEI.

Of the Philippi Shares, 845,157 Shares were initially purchased by Helix PEI with working capital of Helix PEI, and were thereafter transferred to Philippi, and 280,444 Shares were purchased by Philippi with working capital of Philippi.

Other than as set forth above, no part of the consideration used in making purchases of Helix PEI Shares, Helix PEI Warrants or Philippi Shares purchases was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Helix PEI Shares, Helix PEI Warrants, Helix PEI Warrant Shares or Philippi Shares.

Information responsive to Item 3 of Schedule 13D, as required by General Instruction C thereof, with respect to the Covered Persons is contained in Exhibit 1 annexed hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is restated as follows:

With respect to all Reporting Persons, the Philippi Shares, Philippi Warrants, Helix PEI Shares and Helix PEI Warrants were acquired as investments. The Reporting Persons intend to monitor the investment in the Philippi Shares, Philippi Warrants, Helix PEI Shares and Helix PEI Warrants on a continuing basis. Any of the Reporting Persons may acquire additional Shares, warrants or other securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Philippi Shares, Philippi Warrants, Philippi Warrant Shares, Helix PEI Shares, Helix PEI Warrants or Helix PEI Warrant Shares in the open market or in privately negotiated transactions or otherwise. The possible activities of the Reporting Persons are subject to change at any time.

With respect to the Covered Persons, to the knowledge of the Reporting Persons, each Covered Person owning Shares (or warrants to purchase Shares) has acquired such securities as investments. To the knowledge of the Reporting Persons, such Covered Persons may acquire additional shares, warrants or other securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, each Covered Person reserves the right to dispose or cause the disposal of some or all of the securities owned by her or him in the open market or in privately negotiated transactions or otherwise. The possible activities of the Covered Persons are subject to change at any time.

None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is restated as follows:

As of September 2, 1997, the Reporting Persons may be deemed to beneficially own the following Shares:

       Name               Amount of Shares      Percentage of Class (1)
--------------------    --------------------    -----------------------
Donald C. Webster           1,522,449 (2)                14.0%
Helix Canada                1,522,449 (3)                14.0%
Helix PEI                   1,522,449 (4)                14.0%
Philippi                    1,325,601 (5)                12.3%

--------------
(begin footnotes)

(1) Based on 10,588,666 Shares outstanding on July 16, 1997, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 1997, plus the Philippi Warrant Shares and, in each case other than that of Philippi, the Helix PEI Warrant Shares.

(2) This amount is comprised of (i) the Helix PEI Shares, which are owned of record by Helix PEI, (ii) the Helix PEI Warrant Shares, which are acquirable upon exercise of the Helix PEI Warrants owned of record by Helix PEI, (iii) the Philippi Shares, which are owned of record by Philippi, and (iv) the Philippi Warrant Shares, which are acquirable upon exercise of the Philippi Warrants owned of record by Philippi. As the holder of approximately 44.1% of the equity of, and as Chairman of the Board and President of Helix Canada, which is the owner of 100% of the equity of Helix PEI, which is the owner of 100% of the equity of Philippi, Helix Canada may be deemed to be a beneficial owner of the Helix PEI Shares, the Helix PEI Warrant Shares, the Philippi Shares and the Philippi Warrant Shares.

(3) This amount is comprised of (i) the Helix PEI Shares, which are owned of record by Helix PEI, (ii) the Helix PEI Warrant Shares, which are acquirable upon exercise of the Helix PEI Warrants owned of record by Helix PEI, (iii) the Philippi Shares, which are owned of record by Philippi, and (iv) the Philippi Warrant Shares, which are acquirable upon exercise of the Philippi Warrants owned of record by Philippi. As the owner of 100% of the equity of Helix PEI, which is the owner of 100% of the equity of Philippi, Helix Canada may be deemed to be a beneficial owner of the Helix PEI Shares, the Helix PEI Warrant Shares, the Philippi Shares and the Philippi Warrant Shares.

(4) This amount is comprised of (i) the Helix PEI Shares, which are owned of record by Helix PEI, (ii) the Helix PEI Warrant Shares, which are acquirable upon exercise of the Helix PEI Warrants owned of record by Helix PEI, (iii) the Philippi Shares, which are owned of record by Philippi, and (iv) the Philippi Warrant Shares, which are acquirable upon exercise of the Philippi Warrants owned of record by Philippi. As the owner of 100% of the equity of Philippi, Helix PEI may be deemed to be a beneficial owner of the Philippi Shares and the Philippi Warrant Shares.

(5) This amount is comprised of the Philippi Shares, which are owned of record by Philippi, and the Philippi Warrant Shares, which are acquirable upon exercise of the Philippi Warrants owned of record by Philippi.

(end footnotes)
---------------


Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares set forth opposite its name as disclosed in the table above.

Information responsive to Item 5 of Schedule 13D, as required by General Instruction C thereof, with respect to the Covered Persons is contained in Exhibit 1 annexed hereto and incorporated herein by reference.

None of the Reporting Persons have engaged in any transaction involving Shares of the Issuer in the sixty days prior to the date of this Amendment to Schedule 13D, except as set forth on Exhibit 2 to this Amendment to Schedule 13D and incorporated herein by reference.

To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed in the table above.

Each Reporting Person declares that the filing of this Amendment to
Schedule 13D is not to be construed as an admission that such Reporting Person is, for the purposes of Section 13 of the U.S. Securities
Exchange Act of 1934, the actual beneficial owner of any of the Shares set forth opposite its name as disclosed in the table above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is restated as follows:

None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is restated as follows:

                                                                 Page No.
                                                                 --------

     Exhibit 1.     Information with Respect to Directors and
                    Executive Officers of Certain Reporting
                    Persons                                          12

     Exhibit 2.     Information with Respect to Transactions
                    Effected During the Past Sixty Days              21

     Exhibit 3.     Filing Agreement Among the Reporting Persons     22




                                SIGNATURE

After reasonable inquiry and to the best of each of the Reporting
Persons' knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1997

                             /s/ Donald C. Webster
                             ---------------------------------
                                 Donald C. Webster


                             Helix Investments (Canada) Inc.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Secretary-Treasurer


                             Helix (PEI) Inc.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Assistant Secretary-Treasurer


                             Philippi Investments Ltd.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Treasurer and Alternate Secretary




                                                               EXHIBIT 1

                  INFORMATION WITH RESPECT TO DIRECTORS
           AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

ITEM 2 INFORMATION.

The following sets forth as to each Helix Canada Covered Person, Helix PEI Covered Person and Philippi Covered Person: name; present principal occupation and name, principal business and address of the corporation or other organization in which such employment is conducted (i.e., such Covered Person's business address); and citizenship.

HELIX CANADA COVERED PERSONS (6)

Helix Canada Directors:

     1.  Christopher Anderson

         Vice President, Equities and Bonds
         Crown Life Insurance Company
         1874 Scarth Street
         Suite 1900
         Regina, Saskatchewan, Canada, S4P 4B3

         Canadian citizen.

     2.  Donald C. Armour

         Investment Manager
         Ontario Hydro Pension Fund
         700 University Avenue
         Toronto, Ontario, Canada, M5G 1X6

         Canadian citizen.

     3.  Robert L. Brooks

         Banker
         The Bank of Nova Scotia
         Investment Banking Division
         44 King Street West

         Toronto, Ontario, Canada, M5H 1H1

         Canadian citizen.

---------------
(begin footnotes)

(6) Helix Canada Covered Persons include all directors and executive officers of Helix Canada other than Reporting Person Donald C. Webster, the Chairman of the Board and President of Helix Canada. For information on Donald C. Webster, see Item 2 of this Amendment to Schedule 13D.

(end footnotes)
---------------




Helix Canada Directors, cont'd:

     4.  Tullio Cedraschi

         President and Chief Executive Officer
         Canadian National Railway Company
         Investment Division
         5 Place Ville Marie
         Suite 1515
         Montreal, Quebec, Canada, H3C 4T2

         Canadian citizen.

     5.  Hugh Hallward

         President
         Argo Construction Inc.
         4300 Jean Talon Street West
         Room 300
         Montreal, Quebec, Canada, H4P 1V5

         Canadian citizen.

     6.  Michael M. Koerner

         President
         Canada Overseas Investments Limited
         40 King Street West
         Suite 5010
         Toronto, Ontario, Canada, M5H 3Y2

         Canadian citizen.

     7.  David M. Lank

         Director
         Dorchester Investment Council
         Suite 1005
         500 Rene-Levesque Blvd. West
         Montreal, Quebec, Canada, H2Z 1W7

         Canadian citizen.

     8.  N. Douglas Ross (7)

         Lawyer
         Ross, Hooley, Douglas & Murphy
         20 Great George Street
         Charlottetown, Prince Edward Island, Canada, C1A 7L1

         Canadian citizen.

---------------
(begin footnotes)

(7) Mr. Ross is a Director of Helix Canada and a Director and
Vice-President of Helix PEI.

(end footnotes)
---------------




Helix Canada Directors, cont'd:

     9.  Wendy Reid (8)

         Lawyer
         Ross, Hooley, Douglas & Murphy
         20 Great George Street
         Charlottetown, Prince Edward Island, Canada, C1A 7L1

         Canadian citizen.

Helix Canada Executive Officers:

     1.  James T.A. Wooder
         Vice-President
         Helix Investments (Canada) Inc.
         70 York Street
         Suite 1700
         Toronto, Ontario, Canada, M5J 1S9

         Canadian citizen.

     2.  Richard C. Black
         Vice-President
         Helix Investments (Canada) Inc.
         70 York Street
         Suite 1700
         Toronto, Ontario, Canada, M5J 1S9

         Canadian citizen.

     3.  May A. Anis (9)
         Secretary-Treasurer
         Helix Investments (Canada) Inc.
         70 York Street
         Suite 1700
         Toronto, Ontario, Canada, M5J 1S9

         Canadian citizen.

---------------
(begin footnotes)

(8) Ms. Reid is a Director of Helix Canada and a Director and the Secretary-Treasurer of Helix PEI.

(9) Ms. Anis is the Secretary-Treasurer of Helix Canada and the
Assistant Secretary-Treasurer of Helix PEI.

(end footnotes)
---------------




HELIX PEI COVERED PERSONS (10)

Helix PEI Directors:

     1.  N. Douglas Ross

         For information on N. Douglas Ross, see under Helix Canada Directors, above.

     2.  Wendy Reid

         For information on Wendy Reid, see under Helix Canada Directors, above.

Helix PEI Executive Officers:

     1.  N. Douglas Ross
         Vice-President

         For information on N. Douglas Ross, see under Helix Canada Directors, above.

     2.  Wendy Reid
         Secretary-Treasurer

         For information on Wendy Reid, see under Helix Canada Directors, above.

     3.  May A. Anis
         Assistant Secretary-Treasurer

         For information on May A. Anis, see under Helix Canada Executive Officers, above.

---------------
(begin footnotes)

(10) Helix PEI Covered Persons include all directors and executive officers of Helix PEI other than Reporting Person Donald C. Webster, the Chairman of the Board and President of Helix PEI. For information on Donald C. Webster, see Item 2 of this Amendment to Schedule 13D.

(end footnotes)
---------------




PHILIPPI COVERED PERSONS

Philippi Directors:

      1.    William Humphries
            Chairman of the Board

            Managing Director
            Royal Trust (Bermuda) Limited
            The Corner House
            37 Church Street
            Hamilton HM 12, Bermuda

            Canadian citizen.

      2.    Brian Taylor

            Trust Officer
            Royal Trust (Bermuda) Limited
            The Corner House
            37 Church Street
            Hamilton HM 12, Bermuda

            Canadian citizen.

      3.    May A. Anis

            For information on May A. Anis, see under Helix Canada Executive Officers, above.




Philippi Executive Officers:

      1.    William Humphries
            President

            For information on William Humphries, see under Philippi Directors, above.

      2.    Brian Taylor
            Vice-President

            For information on Brian Taylor, see under Philippi Directors, above.

      3.    Penelope Carter
            Secretary

            Office Manager
            Royal Trust (Bermuda) Limited
            The Corner House
            37 Church Street
            Hamilton HM 12, Bermuda

            British citizen.

      4.    May A. Anis
            Treasurer

            For information on May A. Anis, see under Helix Canada Executive Officers, above.


ITEM 3 AND ITEM 5 INFORMATION.

HELIX CANADA COVERED PERSONS

As of September 2, 1997, the Helix Canada Covered Persons (11) may be deemed to beneficially own the following Shares:

Name                              Amount of Shares
-----------------------------     ----------------
Helix Canada Directors:
     1.  Christopher Anderson            0
     2.  Donald C. Armour                0
     3.  Robert L. Brooks              200
     4.  Tullio Cedraschi                0
     5.  Hugh Hallward              34,792 (12)
     6.  Michael M. Koerner         32,000 (13)
     7.  David M. Lank                   0
     8.  N. Douglas Ross             1,400
     9.  Wendy Reid                      0

Helix Canada Executive Officers:
     1.  James T.A. Wooder          25,932 (14)
     2.  Richard C. Black            4,300
     3.  May A. Anis                 7,680 (15)

---------------
(begin footnotes)

(11) Helix Canada Covered Persons include all directors and executive officers of Helix Canada other than Reporting Person Donald C. Webster, the Chairman of the Board and President of Helix Canada. For information on Donald C. Webster, see Items 3 and 5 of this Amendment to Schedule 13D.

(12) This amount is comprised of 33,094 Shares and 1,698 warrants to acquire Shares.

(13) This amount is comprised of 24,000 Shares and 8,000 warrants to acquire Shares. 15,000 of such Shares and 5,000 of such warrants are held in the name of Sylva Holdings Limited; 9,000 of such Shares and 3,000 of such warrants are held in the name of Nazca Limited.

(14) Mr. Wooder is a director of the Issuer. This amount is comprised of 19,932 Shares and options to acquire an aggregate of 6,000 Shares. 3,100 of these Shares are held in an account for the benefit of Mr. Wooder's minor children, and 1,000 of these Shares are held in the name of Mr. Wooder's spouse; Mr. Wooder disclaims beneficial ownership of such Shares.

(15) This amount is comprised of 7,000 Shares and 680 warrants to acquire Shares. 100 of these Shares are held in an account for the benefit of Ms. Anis's minor niece; Ms. Anis disclaims beneficial ownership of such Shares.

(end footnotes)
---------------




To the knowledge of the Reporting Persons, the aggregate purchase price of the Shares set forth opposite the name of Robert L. Brooks as disclosed in the table above was US$4,300, exclusive of commissions. To the knowledge of the Reporting Persons, such Shares were purchased by Robert L. Brooks with personal funds.

To the knowledge of the Reporting Persons, the aggregate purchase price of the securities set forth opposite the name of Hugh Hallward as disclosed in the table above (see relevant footnote therein) was US$521,422.30, exclusive of commissions. To the knowledge of the Reporting Persons, such securities were purchased by Hugh Hallward with personal funds.

To the knowledge of the Reporting Persons, the aggregate purchase price of the securities set forth opposite the name of Michael M. Koerner as disclosed in the table above (see relevant footnote therein) was US$588,800, exclusive of commissions. To the knowledge of the Reporting Persons, such securities were purchased by Michael M. Koerner with personal funds.

To the knowledge of the Reporting Persons, the aggregate purchase price of the Shares set forth opposite the name of N. Douglas Ross as disclosed in the table above was US$31,710, exclusive of commissions. To the knowledge of the Reporting Persons, such Shares were purchased by N. Douglas Ross with personal funds.

To the knowledge of the Reporting Persons, the aggregate purchase price of the securities set forth opposite the name of James T.A. Wooder as disclosed in the table above (see relevant footnote therein) was US$103,497, exclusive of commissions. The options to purchase an aggregate of 6,000 Shares which comprises part of the securities set forth opposite Mr. Wooder's name were granted to Mr. Wooder by the Issuer. To the knowledge of the Reporting Persons, such securities (other than such options) were purchased by James T.A. Wooder through a combination of personal funds, one or more margin accounts and funds loaned to him in the ordinary course of business by a bank.

To the knowledge of the Reporting Persons, the aggregate purchase price of the Shares set forth opposite the name of Richard C. Black as disclosed in the table above was US$27,738, exclusive of commissions. To the knowledge of the Reporting Persons, such Shares were purchased by Richard C. Black with personal funds.

To the knowledge of the Reporting Persons, the aggregate purchase price of the securities set forth opposite the name of May A. Anis as disclosed in the table above (see relevant footnote therein) was US$74,042, exclusive of commissions. To the knowledge of the Reporting Persons, such securities were purchased by May A. Anis with personal funds.

To the knowledge of the Reporting Persons, each of the Helix Canada Covered Persons may be deemed to have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares set forth opposite its name as disclosed in the table above, except as follows:

James T.A. Wooder has no voting power but sole investment power with respect to 3,100 Shares; such voting power is possessed by Mr. Wooder's minor children. Additionally, Mr. Wooder has no voting power but shares investment power with respect to 1,000 Shares; such voting power is possessed by, and such investment power is shared with, Mr. Wooder's spouse.

May A. Anis has no voting power but sole investment power with respect to 100 Shares; such voting power is possessed by Ms. Anis's minor niece.

To the knowledge of the Reporting Persons, none of the Helix Canada Covered Persons have engaged in any transactions involving Shares of the Issuer in the sixty days prior to the date of this Amendment to Schedule 13D, except as set forth on Exhibit 2 to this Amendment to Schedule 13D and incorporated herein by reference.

To the knowledge of the Reporting Persons, no person other than the respective Covered Person owning Shares has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth opposite the name of such Covered Person as disclosed in the table above.


HELIX PEI COVERED PERSONS

Reference is made to the prior table for information concerning the Helix PEI Covered Persons (16), being N. Douglas Ross, Wendy Reid and May A. Anis.


PHILIPPI COVERED PERSONS

As of September 2, 1997, the Philippi Covered Persons may be deemed to beneficially own the following Shares:

Name                              Amount of Shares
-----------------------------     ----------------
Philippi Directors:

     1.  William Humphries               0
     2.  Brian Taylor                    0
     3.  May A. Anis (17)

Philippi Executive Officers (18):

     1.  Penelope Carter                 0

To the knowledge of the Reporting Persons, none of the Philippi Covered Persons have engaged in any transactions involving Shares of the Issuer in the sixty days prior to the date of this Amendment to Schedule 13D.

The Covered Persons have informed the Reporting Persons that the provision of information by them to the Reporting Persons for the purpose of such Reporting Persons filing of this Schedule 13D is not to be construed as an admission, in the case of Covered Persons owning Shares, that any such Covered Person is, for the purposes of Section 13 of the U.S. Securities Exchange Act of 1934, the actual beneficial owner of any of the Shares set forth opposite her or his name as disclosed in the tables above.

---------------
(begin footnotes)

(16) Helix PEI Covered Persons include all directors and executive officers of Helix PEI other than Reporting Person Donald C. Webster, the Chairman of the Board and President of Helix PEI. For information on Donald C. Webster, see Items 3 and 5 of this Amendment to Schedule 13D.

(17) Reference is made to the prior table for information concerning May
A. Anis.

(18) Philippi Directors William Humphries, Brian Taylor and May A. Anis are each also Philippi Executive Officers.

(end footnotes)
---------------





                                                               EXHIBIT 2

                       INFORMATION WITH RESPECT TO
            TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

REPORTING PERSON HELIX PEI

Helix PEI has effected the following transactions in Shares in the sixty days prior to the date of this Amendment to Schedule 13D:

                                    Average
                    Shares      Shares   Price per
Date               Purchased     Sold    Share (20)  Transaction Type
-----------------  ---------  ---------  ----------  ----------------
July 02, 1997       69,000                US$2.78    Purchase on Nasdaq
July 14, 1997       33,500                US$2.65    Purchase on Nasdaq
July 18, 1997       20,000                US$3.145   Purchase on Nasdaq
July 25, 1997       20,000                US$4.00    Purchase on Nasdaq


HELIX CANADA COVERED PERSON HUGH HALLWARD

Helix Canada Covered Person Hugh Hallward has effected the following transactions in Shares in the sixty days prior to the date of this Amendment to Schedule 13D:

                                    Average

                    Shares      Shares   Price per
Date               Purchased     Sold    Share (20)  Transaction Type
-----------------  ---------  ---------  ----------  ----------------
August 13, 1997     11,000                US$4.50    Purchase on Nasdaq
August 14, 1997      7,000                US$5.40    Purchase on Nasdaq

---------------
(begin footnotes)

(20) Price excludes commission.

(end footnotes)
---------------





                                                                 EXHIBIT 3

              FILING AGREEMENT AMONG THE REPORTING PERSONS

The undersigned hereby agree that the Amendment to Schedule 13D with respect to the Common Stock, par value $.01, of The Panda Project, Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the U.S. Securities Exchange Act of 1934.

Dated: September 2, 1997

                             /s/ Donald C. Webster
                             -------------------------------------
                                 Donald C. Webster


                             Helix Investments (Canada) Inc.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Secretary-Treasurer


                             Helix (PEI) Inc.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Assistant Secretary-Treasurer


                             Philippi Investments Ltd.

                             /s/ May A. Anis
                             -------------------------------------
                                 May A. Anis
                                 Treasurer and Alternate Secretary